EXHIBIT 12.1


                         FIRSTCITY FINANCIAL CORPORATION
           RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

                                               Three Months ended                         Year Ended December 31,
                                                    March 31,
                                             ------------------------  -------------------------------------------------------------
                                                1998         1997         1997         1996         1995         1994        1993
                                             -----------  -----------  -----------  -----------  -----------  -----------  ---------
                                                                             (Dollars in thousands)
EARNINGS AVAILABLE TO COVER FIXED CHARGES:
Net earnings before minority interest,
   preferred dividends and income..........      $5,581       $9,217      $20,300      $25,380      $16,444       $8,216     $10,189
Undistributed earnings of less than fifty
   percent owned subsidiaries..............       (986)            -            -            -            -            -           -
Interest charges...........................       3,418        2,862       12,433       10,403        4,721       22,544       9,577
Interest charges on subordinated debt......           -            -            -        3,892        4,721            -           -
Proportionate share of interest charges of
   fifty percent owned subsidiaries........         822       10,502        5,330       11,033       13,517       11,272       4,789
                                             -----------  -----------  -----------  -----------  -----------  -----------  ---------
    Earnings available to cover fixed
         charges...........................      $8,835      $22,581      $38,063      $50,708      $39,403      $42,032     $24,555
                                             ===========  ===========  ===========  ===========  ===========  ===========  =========

FIXED CHARGES:
Interest charges...........................       3,418        2,862       12,433       10,403        4,721       22,544       9,577
Interest charges on subordinated debt......           -            -            -        3,892        4,721            -           -
Proportionate share of interest charges of
   fifty percent owned subsidiaries........         822       10,502        5,330       11,033       13,517       11,272       4,789
                                             -----------  -----------  -----------  -----------  -----------  -----------  ---------
   Total fixed charges.....................      $4,240      $13,364      $17,763      $25,328      $22,959      $33,816     $14,366
                                             ===========  ===========  ===========  ===========  ===========  ===========  =========

Ratio of earnings to fixed charges.........       1.30x        2.22x        1.47x        1.74x        1.61x        1.23x       1.67x

Preferred dividends........................       1,515        1,659        6,203        7,709        3,876            -           -
                                             -----------  -----------  -----------  -----------  -----------  -----------  ---------
Fixed charges combined with preferred
   dividends...............................      $3,030       $3,318      $12,406      $15,418       $7,752           $0          $0
                                             ===========  ===========  ===========  ===========  ===========  ===========  =========

Ratio of earnings to fixed charges combined
   with preferred dividends................       1.18x        1.82x        1.29x        1.42x        1.41x        1.23x       1.67x

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